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                          January 15, 2021

       Avi Israel
       Chief Financial Officer
       Rada Electronic Industries Ltd
       7 Giborei Israel Street
       Netanya 4250407, Israel

                                                        Re: Rada Electronic
Industries Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed January 11,
2021
                                                            File No. 333-252015

       Dear Mr. Israel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Steve Glusband